                                      Filed by Microchip Technology Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933
                                     Subject Company: Telcom Semiconductor, Inc.
                                                     Commission File No. 0-21184

                                                                    NEWS RELEASE

A.  October 27, 2000 Press Release

[LOGO OF MICROCHIP]



                                                     INVESTOR RELATIONS CONTACT:

                               Gordon Parnell - CFO (Microchip)...(480) 786-7374
                               Bob Gargus - CEO (TelCom)..........(650) 215-5206


                  MICROCHIP TECHNOLOGY ANNOUNCES ACQUISITION
                            OF TELCOM SEMICONDUCTOR

     EXPANDED ANALOG PORTFOLIO ACCELERATES MICROCONTROLLER-ATTACH STRATEGY



CHANDLER, Arizona -- October 27, 2000 -- (NASDAQ:MCHP) -- Microchip Technology Incorporated and TelCom Semiconductor, Inc. (NASDAQ:TLCM) today announced that Microchip will acquire TelCom in a stock-for-stock transaction valued at approximately $300 million on a fully-diluted basis based on Thursday's closing prices. TelCom is a provider of a broad spectrum of high performance linear and mixed-signal integrated circuits solutions that are used worldwide in a range of applications in the wireless communications, computing, consumer electronics, networking, industrial and other markets.

Under the terms of the definitive merger agreement, if the average closing price of Microchip's common stock for the ten trading days preceding the closing of the transaction is between $28.30 and $32.61, Microchip will issue a number of shares of its common stock for each outstanding share of TelCom equal to $15.00 divided by such 10 day average price. If Microchip's ten-day average closing price prior to the merger is less than $28.30, then each TelCom stockholder will receive .53 shares of Microchip, and if the ten-day average price is greater than $32.61, then each TelCom stockholder will receive .46 shares of Microchip.

Microchip expects the transaction to be completed during the first calendar quarter of 2001 and to be immediately accretive.

                                   --more--

"This acquisition is an important milestone for Microchip in that it greatly accelerates our internal efforts to expand our portfolio of stand-alone analog products as well as provide additional product functionality to our embedded control customers. We estimate that there is approximately $1.50 of analog product embedded around each $1.00 of our microcontrollers. One and a half years ago, we began exploiting this opportunity by building and attaching our stand-alone analog products to our microcontrollers. TelCom brings to us a highly synergistic portfolio of analog products which will accelerate our ability to capture this significant revenue opportunity," said Steve Sanghi, Microchip's President and CEO.

TelCom's high performance analog expertise will substantially expand Microchip's product initiatives and position the Company as a leading producer of power management, thermal management and other linear/mixed-signal integrated circuits. "TelCom's product position and experienced analog team accelerates our analog product roadmap by several years and gives us critical mass in all major market segments. Analog resources are very scarce in the current industry environment, and this acquisition will double our analog focused resources. Together, we will expand Microchip's analog product portfolio and accelerate our microcontroller-attach strategy much faster than we could do alone," Sanghi said.

"We are pleased to join forces with an industry leader like Microchip," said Bob Gargus, President and CEO of TelCom. "This is an excellent fit from both a customer and technology perspective. We believe our strength in analog products will further Microchip's leadership in embedded control applications. Microchip's larger sales force, much larger customer base and strong OEM and distributor relationships will significantly expand the market opportunity for TelCom's products."

TelCom will become a subsidiary of Microchip and TelCom's team of over 250 employees will become part of Microchip's existing analog product group. Microchip expects to keep all of TelCom's employees, and no reductions in workforce are expected.

The acquisition is intended to qualify as a pooling of interests for accounting purposes and to be tax-free to stockholders of TelCom. Completion of the acquisition is contingent upon approval by TelCom stockholders, on the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, and on other customary conditions.

                                   -- more --

Microchip will host a teleconference call on Friday, October 27 at 8:00 a.m. (Pacific time)/11:00 a.m. (Eastern time) to discuss this merger. This call will be simulcast over the World Wide Web at www.microchip.com. The webcast will be
                                        -----------------
available for replay at www.microchip.com until 5:00 p.m. (Pacific time) on
                        -----------------
Monday, October 30, 2000.

A telephonic replay of the teleconference will also be available at approximately 11:00 a.m. (Pacific time) on October 27. The telephonic replay will be available until 5:00 p.m. (Pacific time) on Monday, October 30, 2000. Interested parties may listen to the replay by dialing 719-457-0820 and entering access code 456421.

This release contains forward-looking statements relating to the synergies of Microchip's and TelCom's products, growth of Microchip's customer base, acceleration of Microchip's analog product development, and development of Microchip's and TelCom's products and services and future operating results that are based upon the current expectations and beliefs of the management of Microchip and TelCom and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the transaction to close due to the failure to obtain required regulatory or stockholder approvals; difficulties associated with successfully integrating Microchip and TelCom's businesses and technologies; costs related to the transaction; failure of the combined company to retain and hire key executives, technical personnel and other employees; failure of the combined company to manage its growth and the difficulty of successfully managing a larger organization; failure of the combined company to successfully manage its changing relationships with customers, suppliers, value added resellers, and strategic partners; failure of the combined company's customers to accept new product offerings; and failure to achieve anticipated synergies in the merger. Other factors that could affect the combined company's actual results include the progress and costs of the development of its products and services and the timing of market acceptance of those products and services.


                                   -- more --

For a detailed discussion of these other cautionary statements, please refer to each company's respective filings with the Securities and Exchange Commission, including, where applicable, their most recent filings on Form 10-K and 10-Q, both companies' registration statements on Form S-3, as amended, and the joint proxy statement/prospectus to be filed by the companies as described below. Microchip's and TelCom's filings with the SEC are available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov.
   ------------------

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Investors and security holders of TelCom are advised to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Microchip and TelCom. Investors and security holders of TelCom may obtain a free copy of the proxy statement/prospectus when it is available and other documents filed by Microchip and TelCom with the Securities and Exchange Commission at the Securities and Exchange Commission's website at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from Microchip and TelCom.

TelCom and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of TelCom with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in TelCom's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on March 10, 2000. This document is available free of charger at the Securities and Exchange Commission's website at http://www.sec.gov and from TelCom.
                                     ------------------

Microchip Technology Inc. manufactures the widely popular PICmicro(R) RISC microcontrollers that serve 8- and 16-bit embedded control applications. Specializing in field-programmable and mixed-signal solutions, the company also offers complementary microperipheral products including stand-alone analog, interface and microID RFID devices; serial EEPROMs; and the patented KEELOQ(R) security devices. This synergistic product portfolio targets thousands of applications and a growing demand for high-performance designs in the automotive, communications, computing, consumer and industrial control markets.

                                   -- more --

The Company's quality systems are ISO 9001 (1994 version) and QS9000 (1998 version) certified. Microchip is headquartered near Phoenix in Chandler, with semiconductor fabrication facilities in Arizona and Washington; and assembly and test operations near Bangkok, Thailand. Microchip employs approximately 3,100 people worldwide and has sales offices throughout Asia, Europe, Japan and the Americas. More information on the Company can be found at www.microchip.com.

TelCom Semiconductor, Inc. designs, develops and markets a broad spectrum of high-performance linear and mixed-signal integrated circuit solutions. The company's product offering is focused in three main product families: power management, thermal management, and linear/mixed signal devices. These integrated circuits are used worldwide in a range of applications in the wireless communications, computing, consumer electronics, networking, industrial and other markets. The company's revenue for 1999 was $57.3 million. Company and product information can be accessed on the company's website at www.telcom-
                                                                    ----------
semi.com.
--------

The Microchip name and logo, PIC, PICmicro, and KEELOQ are registered trademarks of Microchip Technology Inc. in the USA and other countries. microID is a trademark of Microchip Technology Inc. in the USA and other countries. All other trademarks are the property of their respective owners.



                                   -- end --

B. The following FAQ was prepared for Microchip Technology Incorporated senior executives for internal use.

Question and Answer:

1) Why is Microchip buying Telcom?

Eighteen months ago Microchip went public with our strategy to attach analog product sales to our PICmicro microcontroller products. TelCom accelerates this strategy several years by extending Microchip's analog product offering. TelCom adds an impressive line of power management, thermal management and linear/mixed signal devices. The combination of Microchip and TelCom's analog products has virtually no overlap. The addition of TelCom's products significantly expands our sales channel and distribution partners ability to attach analog products to sales of our PICmicro microcontrollers.

TelCom is a strong strategic and cultural fit. Both companies have a strong belief and similar values in creating great products and developing strong customer relationships.

2) Why is this acquisition good for Microchip?

Microchip is a world leader in 8-bit microcontrollers where analog products are used at a rate of $1.5usd for every $1.00usd of microcontroller sold. With Microchip's strong presence in an impressive number of markets, the addition of TelCom's analog offering to our own opens doors at a much faster rate. Microchip's existing analog line has been very successful to date, growing to over 1700 customers in just 18 months, by leveraging our 30,000 PICmicro users world wide, and attaching our analog products. The combined customers provide a significant opportunity for growth by attaching TelCom's analog products with our PICmicro microcontroller sales.

3) What Does TelCom manufacture and sell?

TelCom is a strong supplier of power management, thermal management and linear/mixed signal devices. They have an especially strong position in power management products, which sell into a broad range of applications in all market segments.

4) Who Approached Whom?

Microchip and TelCom have been looking for opportunities to expand their respective businesses for sometime. Microchip and TelCom both feel strongly about our long-term strategy of "selling more analog around the PICmicro."

5) How much of Microchip will TelCom shareholders own?

Depending on the collar 6.6% at .46, and 7.6% at .53 of Microchip on fully diluted basis.

6) What Is the History between Microchip and TelCom?

Microchip has been researching and evaluating analog companies for many years. We became impressed with TelCom's quality and rate of product introductions over the past 2 years. Microchip strongly believes that Telcom's products broad market appeal combined with the ubiquitous nature of our PICmicro microcontrollers would make a great combination.

7) Will TelCom become a part of Microchip or remain a separate entity?

TelCom will become a wholly owned subsidiary of Microchip, and will become a part of the Analog Products Group at Microchip.

8) What are TelCom's revenues, net income and operating profits for the last three years?

Year    Revenue  Income   Operating profit
------  -------  -------  -----------------
1999       57.3    13.1                8.6
1998       54.3    (3.5)              (3.0)
1997       55.4    (1.7)               1.0

Projected revenue for 2000 according to analysts is around 74 million. TelCom's 3Q00 revenue was 18.2 million, a 22% increase over last year's 3/rd/ quarter.

9) What is TelCom's growth outlook?

Current analyst forecasts put CY2001 revenue at 90 million, or 22% growth.

10) How will the acquisition affect Microchip's operating results?

Excluding transaction costs, the acquisition is expected to be immediately accretive, without synergies, to Microchip's earning per share in 2001.

11) How does the premium on this acquisition compare to other similar transactions?

The premium paid in the transaction is in line with industry practice. Microchip is very comfortable with the purchase price given the quality of analog expertise, products and Microchip's ability to offer their products to our loyal base of 30,000 PICmicro users worldwide.

12) What are the strategic benefits of acquiring TelCom?

- Microchip greatly enhances its analog footprint to our existing customer base that use analog in most of their designs.
- There is essentially no product overlap, therefore greatly enhancing our current analog offering.
- Microchip's strong sales/distribution channels will now be able to offer a broad range of analog products to existing and new Microchip customers.
- Together we will introduce over 100 new analog products in the next year; most of those will be directly synergistic with existing PICmicro applications.
- TelCom's strong design talent and manufacturing partnerships will greatly accelerate Microchip's analog presence

13) What are the synergies and associated cost savings? What will you have to do to attain the synergies?

After the close, we anticipate the synergies will come from our accelerated revenue growth based on our strong sales and distribution channels by attaching more analog sales with our PICmicro microcontrollers. Our sales and FAE resources are already trained on our existing analog products. Since the TelCom products are highly complementary, we will add the new products to our product line card and offer additional training on the new products.

14) How will the transaction be accounted for? What does this do to goodwill/amortization?

There is no goodwill, since this is a pooling-of-interests transaction. There will however be a one-time transaction-related expense in the quarter of closure.

15)  When will the acquisition be closed?

We expect to close in CYQ1 2001.

16)  When will Microchip's revenues reflect TelCom's revenues?

Only after we close.

17)  What are the terms by which either party could terminate this agreement?

The agreement has customary termination provisions and is subject to the approval from TelCom's shareholders. There is no requirement that our shareholders vote.

18)  Has Microchip completed its due diligence?

Microchip has completed the due diligence required to enter into the transaction, and there are not conditions to closing related to additional due diligence.

Between signing and closing, Microchip will continue to work with the TelCom team to gather information appropriate to planning for the transition after closing.

19) Are there any specific requirements for TelCom's next quarterly financial results in this agreement?

No.

20) Are there any collars around the stock exchange rate? What if Microchip's stock significantly increases for falls prior to closing?

Yes there is a collar. Under the terms of the definitive merger agreement, if the average closing price of Microchip's common stock of the ten trading days preceding the closing of the transaction is between $28.30 and $32.61, Microchip will issue a number of shares of its common stock for each outstanding share of TelCom equal to $15.00 divided by as such 10 day average price. If Microchip's ten-day average price prior to the merger is less than $28.30, then each TelCom stockholder will receive .53 shares of Microchip, and if the ten-day average price is greater than $32.61, then each TelCom stockholder will receive .46 shares of Microchip.

21)  How much overlap is there of Microchip and TelCom's products?

There is essentially no overlap between the two companies' analog products. Microchip has been focusing on A to D converters, low power system Supervisors, operational amplifiers and CAN controllers, etc. TelCom's strengths are in power management, thermal management, power drivers, and other related linear and mixed signal where Microchip has little presence at this time.

22)  Does this impact the roadmap for each company's products?

Since there is essentially no overlap between the two product lines there is an acceleration in all product family roadmaps. Together our analog market footprint grows substantially, thus covering a much larger part of the marketplace.

23) Did you buy TelCom because you could not develop additional analog products inside Microchip?

No. Our current product offering of ADCs, CMOS OpAmps, System Supervisors and Interface products have been embraced by our existing customers as well as by new customers to Microchip. With the addition of TelCom's products and strong design staff, we will continue to grow the analog product families of the combined companies.

24) Will TelCom benefit from Microchip's process technology, packaging and manufacturing strengths?

Yes. Microchip's technology in mixing analog, flash, E/2/ and digital provide TelCom's research and development additional opportunities to expand their proprietary product offering. With Microchip manufacturing expertise the combined packaging volumes of both companies will be beneficial to both parties in the small pincount packages. Long term Microchip will develop all new analog products on our state of the art .5micron, mixed signal, flash technology on 8" wafers. Microchip will also benefit from TelCom's foundry relationships.

25)  Are you planning on closing down TelCom's manufacturing?

No. Their Hong Kong facility is well managed and experienced with TelCom's existing analog products. We will continue using the Hong Kong manufacturing facility to support their existing strong and growing analog business.

26)  What is the expected combined growth for analog in 2000?

In 1999 the analog market was $21B, and is expected to grow to $35B by 2003.

27)  How will this affect TelCom's distribution network?

Microchip and TelCom's distribution channels have high overlap. We don't expect any significant changes in the distribution network at this time. Many of the key distribution channels are common to Microchips', which should minimize potential revenue disruptions.

28) When will Microchip customers be able to order TelCom products directly from Microchip?

Until close, both companies will continue to support their respective customers through the current channels. Long term we will evaluate the channels and make only changes as deemed necessary to facilitate the easiest access to our products.

29)  What happens to the TelCom trademarks?

Microchip retains all rights to use all of TelCom's trademarks.

30)  Will you keep all of the TelCom's technical staff?  Manufacturing?

At close, all TelCom employees will become Microchip employees.   Analog
resources are very scarce in the current industry environment, and this acquisition will double our analog focused resources. Together, we will expand

Microchip's analog product portfolio and accelerate our microcontroller-attach strategy much faster than we could alone.

31)  How many employees does TelCom have?  Are there any plans for layoffs?

TelCom has approximately 250 employees worldwide. There are no plans for any layoffs. Being in such a tight hiring marketplace, we anticipate we will need every employee of the combined companies, and will likely open additional positions as needed to support the combined companies.

32)  Will TelCom employees have to move Chandler?

Any relocations are expected to be very limited and are expected to be on a voluntary basis.

33)  Where are TelCom's operations?

TelCom corporate headquarters are in Mt. View California, which houses administration, design, marketing and sales. They have an additional design location in Switzerland. Front-end manufacturing is done at multiple fabrication partners' sites. Back end is done at TelCom's manufacturing facility in Hong Kong.

34)  How are TelCom's sales divided by region?

Telcom's revenue base is split 2% Consumer, 0% Automotive,28% Industrial 57% Communications, and 13% Computing. In contrast Microchip's revenue split is 36% Consumer, 19% Automotive, 15% Industrial, 15% Communications, and 15% Computing. We find this difference highly complementary to both companies, and believe each of the markets have similar product needs.

These questions and answers contain forward-looking statements relating to the synergies of Microchip's and TelCom's products, growth of Microchip's customer base, acceleration of Microchip's analog product development, and development of Microchip's and TelCom's products and services and future operating results that are based upon the current expectations and beliefs of the management of Microchip and TelCom and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the transaction to close due to the failure to obtain required regulatory or stockholder approvals; difficulties associated with successfully integrating Microchip and TelCom's businesses and technologies; costs related to the transaction; failure of the combined company to retain and hire key executives, technical personnel and other employees; failure of the combined company to manage its growth and the difficulty of successfully managing a larger organization; failure of the combined company to successfully manage its changing relationships with customers, suppliers, value added resellers, and strategic partners; failure of the combined company's customers to accept new product offerings; and failure to achieve anticipated synergies in the merger. Other factors that could affect the combined company's actual results include the progress and costs of the development of its products and services and the timing of market acceptance of those products and services.

For a detailed discussion of these other cautionary statements, please refer to each company's respective filings with the Securities and Exchange Commission, including, where applicable, their most recent filings on Form 10-K and 10-Q, both companies' registration statements on Form S-3, as amended, and the joint proxy statement/prospectus to be filed by the companies as described below. Microchip's and TelCom's filings with the SEC are available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov.
   ------------------

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Investors and security holders of TelCom are advised to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Microchip and TelCom. Investors and security holders of TelCom may obtain a free copy of the proxy statement/prospectus when it is available and other documents filed by Microchip and TelCom with the Securities and Exchange Commission at the Securities and Exchange Commission's website at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from Microchip and TelCom.

TelCom and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of TelCom with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in TelCom's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on March 10, 2000. This document is available free of charger at the Securities and Exchange Commission's website at http://www.sec.gov and from TelCom.
                                     ------------------

C. On October 27, Steve Sanghi utilized the following script in connection with his discussion of the merger during his conference call with analysts.

Conference Call Notes
---------------------

Good Morning

During the course of this conference call, we will be making projections and other forward-looking statements regarding future events or the future financial performance of the Company. We wish to caution you that such statements are predictions and that actual events or results may differ materially. We refer you to the Company's recent S-3, 10-Q's and 10K filed with the SEC which identify important risk factors, which may affect Microchip's business.

As we announced in our Press Release earlier today, we have entered into an agreement to acquire TelCom Semiconductor (Inc.) in a stock-for-stock transaction valued at approximately $300 million. TelCom is a provider of a broad spectrum of high performance linear and mixed-signal integrated circuits solutions that are used by 6,000 customers worldwide in a range of applications in the wireless communications, computing, consumer electronics, networking, industrial and other markets.

Microchip expects the transaction to be completed during the first calendar quarter of 2001 and to be immediately accretive.

This acquisition is an important milestone for Microchip in that it greatly accelerates our internal efforts to expand our portfolio of stand-alone analog products as well as provide additional analog product functionality to our embedded control customers. This acquisition will also accelerate our analog product roadmap by several years, by doubling Microchip's current resources with analog expertise. As we all know this resource is extremely scarce in the current industry environment.

TelCom's products are very synergistic with our own "stand alone" analog products and we believe they will increase the "attach rate" of analog to our Microcontroller product offering. Many of you maybe aware that there is nearly
1.5 dollars of analog product for every dollar of microcontroller in the embedded control boards of our customers. We believe we are well positioned to capitalize on this opportunity because our field engineers already spend nearly 50% of their time integrating our microcontrollers with third party analog devices.

I also believe that Microchip's larger sales force, much larger customer base and strong OEM and distributor relationships will significantly expand the market for TelCom's products.

You can probably sense my excitement in the announcement of this acquisition. While I am excited about their products, technical expertise and combined synergies I am also pleased that this is a accretive transaction from Day One and that it will add approximately $115 million of cash to our balance sheet, confirming the sound basis for this acquisition.

With me this morning is Rich Simoncic, VP, Microperipheral Products Division and Gordon Parnell, VP, Chief Financial Officer. We are all available to take your questions. With that ---- please poll for questions.